Exhibit 99.1

July 26, 2018

Dear Shareholders,

Today Spotify is reporting results for Q2 2018. The quarter was largely in line with our expectations, with some metrics performing at the high end of our guidance range.

We finished the quarter with 180 million Monthly Active Users (“MAU”) and 83 million Premium Subscribers, up 30% and 40% respectively, Y/Y.1

Total Revenue was €1,273 million, up 26% Y/Y and 34% Y/Y after adjusting for the negative impact from changes in foreign exchange rates.2

Gross Margin of 25.8% was at the high end of our guidance range of 24-26%.

Our Operating Loss was €90 million or approximately 7% of Total Revenue. This includes a €30 million cash expense related to our direct listing on the NYSE in April (“Direct Listing”) and €32 million of accrued social costs for options and RSUs3 (€24 million more than anticipated in our Q2 guidance as a result of the strong stock performance in the quarter). Excluding increased accrued social costs for options and RSUs, Operating Loss would have been at the low end of our guidance. Net cash flows from operating activities were €30 million, and Free Cash Flow was €18 million.2

SUMMARY USER AND FINANCIAL METRICS

				% Change[4]
	Q2 2017[1]	Q1 2018[1]	Q2 2018	Y/Y	Q/Q
USERS (M)
Total Monthly Active Users (“MAUs”)	138	173	180	30%	4%
Premium Subscribers	59	75	83	40%	10%
Ad-Supported MAUs	83	102	101	23%	(0%)

FINANCIALS (€M)
Premium	904	1,037	1,150	27%	11%
Ad-Supported	103	102	123	20%	21%

Total Revenue	1,007	1,139	1,273	26%	12%

Gross Profit	232	283	329	42%	16%
Gross Margin	23.0%	24.9%	25.8%	—	—

Operating Loss	(79)	(41)	(90)	(14%)	(121%)
Operating Margin	(7.8%)	(3.6%)	(7.1%)	—	—

Net cash flows from operating activities	72	84	30	(58%)	(64%)
Free Cash Flow[2]	59	74	18	(69%)	(76%)

[1]	Historical Total and Ad-Supported MAU figures adjusted from previously reported amounts. See “Updating Our Key User Metrics Policy” for additional information.
[2]	Free Cash Flow and Revenue excluding foreign exchange effect are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.
[3]	Payroll taxes associated with employee salaries and benefits, including stock-based compensation that we are subject to in various countries in which we operate.
[4]	Based on actual figures and not rounded sums.

MONTHLY ACTIVE USERS

MAUs grew 30% Y/Y to 180 million at the end of Q2. Growth in our emerging regions of Latin America and Rest of World continues to outpace growth in our more established markets.

Total MAUs by Region

Ad-Supported MAUs totaled 101 million at the end of Q2, up 23% Y/Y. Earlier this year we began rolling out a new user interface for our Ad-Supported tier of service, the first major revision since our mobile product was introduced in 2014. We expect this new user interface to drive improvements in engagement, retention, and conversion.

PREMIUM SUBSCRIBERS

Premium Subscribers grew to 83 million, up 40% Y/Y. Our mid-year campaign performed well and was a significant portion of our subscriber intake in the quarter. Family Plan continues to be a primary driver of gross adds and lower churn due to strong retention. We also extended our offer of a Spotify + Hulu bundle to Standard $9.99 Premium subscribers in the US, following the early success of the Spotify Student + Hulu bundle launched last fall.

Subscribers by Region

UPDATING OUR KEY USER METRICS POLICY

We continually seek to improve estimates of our user base, and we regularly review our policies and processes for calculating user metrics to improve their accuracy. In Q2, we revised our policy to better align with current practices of other consumer-facing internet companies. In our Registration Statement on Form F-1 filed in March and our Q1 earnings release, we excluded a number of users that may have employed methods to limit or otherwise avoid being served advertisements (although our financials captured all the costs of streaming content to these users). As such, the MAUs we reported did not reflect the full number of users consuming content through our service.

Our Q2 Total MAU figure of 180 million is inclusive of these users that may have employed methods to limit or otherwise avoid being served advertisements. For comparability we have adjusted our prior period figures to align with this revised methodology. We estimate that users exhibiting this behavior constitute less than 5% of our total reported Ad-Supported MAU figure (less than 3% of Total MAUs).

Total MAUs1

1.	Q1’17 - Q1’18 adjusted from previously reported figures as described above

Separately, we continue to work to identify and remove users from our reported metrics that we consider to be “fake” users based on various criteria. This includes, but is not limited to, bots and other users who aim to manipulate stream counts for purposes of royalty calculations. Such users are removed from our metrics in a timely fashion once they are discovered. However, some such users may remain in our reported metrics because of the limitations of our ability to identify their accounts.

FINANCIAL METRICS

Revenue

Total revenue was €1,273 million this quarter, up 26% Y/Y. Foreign exchange rate movement continued to be a significant headwind this quarter. Excluding the negative impact from foreign exchange rates, growth in revenue would have been 34% Y/Y.

Premium revenue was €1,150 million in Q2, up 27% Y/Y. Foreign exchange rates had a meaningful impact, as Premium revenue would have been up 35% Y/Y if the negative impact were excluded.

Average revenue per user (“ARPU”) was €4.89 in Q2, down 12% Y/Y and up 4% Q/Q. The increase from Q1 is largely due to the timing of our bi-annual campaigns which create a seasonal impact to both revenue and gross margin. We expect this seasonality to continue. Growth in Family and Student plans continues to weigh on ARPU, as does the shift in market mix as we grow faster in relatively lower ARPU geographies like Latin America, Southeast Asia, and other newly launched markets. Changes in foreign exchange rates also contributed to the Y/Y decline in ARPU. Excluding the impact of foreign exchange rates, ARPU would have been down 6% Y/Y.

Ad-Supported revenue was €123 million in Q2, up 20% Y/Y. Foreign exchange rates also had a substantial impact on advertising revenues due to the mix of US dollar denominated revenue. Adjusting for the impact of foreign exchange rates, Ad-Supported revenue would have grown 28% Y/Y.

During Q2 we implemented a new data policy which slowed our revenue growth. We course corrected early in Q3 and are seeing a recovery in the business. We did see some GDPR disruption across our European markets during Q2 but seem to be largely past that now. We are, and will remain, GDPR compliant thanks to a terrific cross-functional effort.

The majority of our Ad-Supported revenue continues to be driven through our Direct channel, but our Programmatic & Ad Studio products are growing faster and now account for more than 20% of the total. In Q2 we launched our new automated self-serve platform, Ad Studio, in several more countries. We’re now live in the US, UK, Canada, and Australia. Over time, we expect our Programmatic and self-serve products to become a significant portion of Ad-Supported revenue.

Ad spending continues to grow fast on our mobile platform, which comprises the majority of Ad revenue. From a product perspective, video is our fastest growing source of revenue, while audio remains our largest source of revenue and continues to experience solid growth.

At the end of the quarter we unveiled Active Media in Australia, which gives users the choice to hear, watch, or skip audio and video ads they are served. We believe this system will better enable us to understand what drives intent and engagement, and ultimately allow us to personalize the ad experience in the same way as our most popular playlists. With good execution we’re betting that pay for performance will better monetize our free user base than our current CPM-based pricing model.

Gross Margin

Gross Margin was 25.8% in Q2, the high end of our guidance range, up from 24.9% in Q1 and 23.0% in Q2 2017. As a reminder, Gross Margins tend to be lower in Q1 and Q3, resulting from the costs of promotional campaigns we launch in Q2 and Q4 of each calendar year, during which we typically experience faster subscriber growth. Q1 2018 margins included a 124 basis point gain from adjustments to prior period estimates related to changes in rightsholder liabilities. While there was a similar adjustment in Q2, margins this quarter were much more in line with the usual seasonality. We expect Gross Margin to continue to demonstrate these seasonal patterns throughout the remainder of the year.

Premium Gross Margin was 26.9% in Q2, up from 26.0% in Q1 and 24.1% in Q2 2017. Ad-Supported Gross Margin was 16.3% in Q2, up from 12.7% in Q1 and 13.6% in Q2 2017. Ad-Supported Gross Margins are relatively strong in our developed markets and relatively weak in our emerging markets. As the emerging markets grow, margins should too.

Over the long run our goal is to manage the consolidated business to 30%+ Gross Margins. We outlined our long-term margin goals for the business at our Investor Day on March 15, 2018. Those goals are informed by a vision for building a two-sided marketplace where millions of artists can reach millions of fans. To succeed, we said we need to help more artists connect with more fans. The path to success involves building services and tools for labels and artists focused on promotion, marketing, and career management. This will be a multi-year journey, but we’re making exciting progress. In the last quarter we have grown the number of unique artists listened to on our platform by 5%. Additionally, Spotify for Artists, our platform where artists can manage their profiles, is now used by 200k artists monthly. In its first 9 months Monthly Active Artists grew by 100k and doubled in the next 6 months. Expect regular updates on our progress over time.

The benchmarks for success will include (1) the number of creators on our platform, (2) the number of creators using our promotion, marketing, and career management tools, and (3) the number of artists and labels paying us to use our tools and services.

Operating Expenses / Income (Loss)

Operating expenses totaled €419 million this quarter, and total Operating Loss was €90 million. Operating Margin of (7.1%) improved 70 bps Y/Y.

We expensed €30 million in Q2 related to our Direct Listing. The Operating Loss included a €32 million accrued expense related to increased social tax on stock option grants and RSUs, primarily in Sweden, a result of the strong stock performance in the quarter. This was €24 million higher than our guidance forecast. Excluding the non-recurring Direct Listing fee would have yielded an Operating Loss of €60 million or (4.7%) as a percent of revenue, a 310 bps improvement Y/Y.

As of June 30, we had 3,969 full-time employees and contractors globally. Research & Development made up the greatest share of hiring this quarter, accounting for almost half of the added headcount.

Free Cash Flow

We generated €30 million in Net cash flows from operating activities and €18 million in Free Cash Flow in Q2, which includes the €30 million one-time expense related to our Direct Listing. We maintain positive working capital dynamics, and our goal is to sustain and grow Free Cash Flow excluding the impact of capital expenditures associated with the build-out of new and existing offices in New York, London, Los Angeles, Stockholm, and Boston, among others. We anticipate these projects to cost more than €300 million over the next 12 to 18 months.

At the end of the quarter we held €1.7 billion in cash and cash equivalents, restricted cash, and short term investments.

OUTLOOK

These forward-looking statements reflect Spotify’s expectations as of July 26, 2018 and are subject to substantial uncertainty. For the third quarter we are expecting:

•	Total Monthly Active Users (“MAU”): 188-193 million, up 25-29% Y/Y

•	Total Premium Subscribers: 85-88 million, up 36-43% Y/Y

•	Total Revenue: €1.2-€1.4 billion, up 17-36% Y/Y. This includes a negative impact of approximately €30 million from foreign exchange rates; excluding this impact, up 20-38% Y/Y

•	Gross Margin: 23.7-25.7%

•	Operating Loss: €10-€90 million

Additionally, for the fourth quarter we are expecting:

•	Total Monthly Active Users (“MAU”): 199-207 million, up 24-30% Y/Y

•	Total Premium Subscribers: 93-97 million, up 30-37% Y/Y

•	Total Revenue: €1.35-€1.55 billion, up 18-35% Y/Y. This includes a negative impact of approximately €20 million from foreign exchange rates; excluding this impact, up 20-37% Y/Y

•	Gross Margin: 24.5-26.5%

•	Operating Loss: €20-€100 million

TME INVESTMENT

Tencent Music Entertainment Group (“TME”), through its parent Tencent Holdings Limited, has announced its intention to list TME’s shares on a recognized stock exchange in the United States through a registered public offering. We own TME shares. These are held in long term investments on our balance sheet. A TME IPO would trigger a fair market value adjustment to the carrying value of our investment recognized in other comprehensive income. The gain could be significant. The accounting treatment for such a gain could trigger a tax benefit large enough to generate positive Net Income for us in the quarter of the IPO. If such an outcome were to occur, it would be a one-time, non-recurring event. The following quarters we would expect the business to once again generate a Net Loss.

EARNINGS QUESTION & ANSWER SESSION

The Company will host a live question and answer session starting at 8 a.m. ET today on investors.spotify.com. Daniel Ek, our Co-Founder and CEO, and Barry McCarthy, our Chief Financial Officer, will be on hand to answer questions submitted to ir@spotify.com and through the live chat window available through the webcast. Participants also may join using the listen-only conference line:

Participant Toll Free Dial-In Number: (866) 393-4306

Participant International Dial-In Number: (734) 385-2616

Conference ID 4567529

Contacts
Investor Relations:	Public Relations:
Paul Vogel	Graham James
ir@spotify.com	press_internal@spotify.com

Use of Non-IFRS Measures

This shareholder letter includes references to the non-IFRS financial measures of EBITDA and Free Cash Flow. Management believes that EBITDA and Free Cash Flow are important metrics because they present measures that approximate the amount of cash generated that is available to repay debt obligations, make investments, and for certain other activities that excludes certain infrequently occurring and/or non-cash items. However, these measures should be considered in addition to, not as a substitute for or superior to, net income, operating income, or other financial measures prepared in accordance with IFRS. This shareholder letter also includes references to the non-IFRS financial measures of Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect are important metrics because they present measures that facilitate comparison to our historical performance. Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect excluding foreign exchange effect should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue or other financial measures prepared in accordance with IFRS.

Forward Looking Statements

We would like to caution you that this letter to shareholders contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Such forward-looking statements involve significant risks, uncertainties and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections, including but not limited to the following known material factors: our ability to attract prospective customers and to retain existing customers; our dependence upon third-party licenses for sound recordings and musical compositions; our ability to comply with the many complex license agreements to which we are a party; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; potential breaches of our security systems; risk associated with unauthorized access of our software and services and manipulation of stream counts and customer accounts; assertions by third parties of infringement or other violations by us of their intellectual property rights; risks related to our status as a foreign private issuer; dilution resulting from additional share issuances; and the concentration of voting power among our founders who have and will continue to have substantial control over our business; tax-related risks; unanticipated changes relating to competitive factors in our industry; ability to hire and retain key personnel; changes in legislation or governmental regulations affecting us; international, national or local economic, social or political conditions; conditions in the credit markets; risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and such other risks as set forth in our filings with the United States Securities and Exchange Commission.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

	Three months ended			Six months ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Revenue	1,273	1,139	1,007	2,412	1,909
Cost of revenue	944	856	775	1,800	1,572

Gross profit	329	283	232	612	337
Research and development	143	115	95	258	175
Sales and marketing	173	138	146	311	256
General and administrative	103	71	70	174	124

	419	324	311	743	555

Operating loss	(90)	(41)	(79)	(131)	(218)
Finance income	41	15	41	56	68
Finance costs	(343)	(154)	(148)	(497)	(210)
Share in earnings of associate	—	—	(1)	—	1

Finance income/(costs) - net	(302)	(139)	(108)	(441)	(141)

Loss before tax	(392)	(180)	(187)	(572)	(359)
Income tax expense/(benefit)	2	(11)	1	(9)	2

Net loss attributable to owners of the parent	(394)	(169)	(188)	(563)	(361)

Net loss per share attributable to owners of the parent
Basic and diluted	(2.20)	(1.01)	(1.24)	(3.25)	(2.40)

Weighted-average ordinary shares outstanding
Basic and diluted	179,077,124	167,778,952	151,069,953	173,459,249	150,612,183

Interim condensed consolidated statement of financial position

(in € millions)

	June 30, 2018	December 31, 2017
	(Unaudited)
Assets
Non-current assets
Property and equipment	83	73
Intangible assets including goodwill	175	162
Investment in associate	1	1
Long term investments	968	910
Restricted cash and other non-current assets	65	54
Deferred tax assets	10	9

	1,302	1,209

Current assets
Trade and other receivables	324	360
Income tax receivable	1	—
Short term investments	885	1,032
Cash and cash equivalents	810	477
Other current assets	38	29

	2,058	1,898

Total assets	3,360	3,107

Equity and liabilities
Equity
Share capital	—	—
Other paid in capital	3,733	2,488
Other reserves	256	177
Accumulated deficit	(2,990)	(2,427)

Equity attributable to owners of parent	999	238

Non-current liabilities
Convertible notes	—	944
Accrued expenses and other liabilities	71	56
Provisions	8	6
Deferred tax liabilities	2	3

	81	1,009

Current liabilities
Trade and other payables	369	341
Income tax payable	4	9
Deferred revenue	234	216
Accrued expenses and other liabilities	991	881
Provisions	51	59
Derivative liabilities	631	354

	2,280	1,860

Total liabilities	2,361	2,869

Total equity and liabilities	3,360	3,107

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

	Three months ended			Six months ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operating activities
Net loss	(394)	(169)	(188)	(563)	(361)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	4	9	11	13	23
Amortization of intangible assets	2	2	1	4	3
Share-based payments expense	23	18	19	41	33
Finance income	(41)	(15)	(41)	(56)	(68)
Finance costs	343	154	148	497	210
Income tax expense/(benefit)	2	(11)	1	(9)	2
Share in earnings of associate	—	—	1	—	(1)
Other	(3)	1	3	(2)	3
Changes in working capital:
Decrease/(increase) in trade receivables and other assets	12	15	13	27	(27)
Increase in trade and other liabilities	78	70	81	148	267
Increase in deferred revenue	7	9	15	16	24
(Decrease)/increase in provisions	(4)	(3)	2	(7)	46
Interest received	2	10	4	12	9
Net income tax (paid)/received	(1)	(6)	2	(7)	2

Net cash flows from operating activities	30	84	72	114	165

Investing activities
Purchases of property and equipment	(5)	(6)	(5)	(11)	(6)
Purchases of short term investments	(444)	(271)	(310)	(715)	(667)
Sales and maturities of short term investments	451	430	300	881	586
Transaction fees for long term investment	—	(9)	—	(9)	—
Change in restricted cash	(7)	(4)	(8)	(11)	(36)
Other	(12)	(1)	(19)	(13)	(44)

Net cash flows (used in)/from investing activities	(17)	139	(42)	122	(167)

Financing activities
Proceeds from issuance of ordinary shares	—	4	—	4	—
Proceeds from exercise of share options	57	39	3	96	20
Other	(2)	—	(1)	(2)	(2)

Net cash flow from financing activities	55	43	2	98	18

Net increase in cash and cash equivalents	68	266	32	334	16
Cash and cash equivalents at beginning of the period	733	477	735	477	755
Net exchange losses on cash and cash equivalents	9	(10)	(35)	(1)	(39)

Cash and cash equivalents at period end	810	733	732	810	732

Reconciliation of IFRS to Non-IFRS Results

(Unaudited)

(in € millions, except percentages)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
IFRS revenue	1,273	1,007	2,412	1,909
Foreign exchange effect on 2018 revenue using 2017 rates	76		176

Revenue excluding foreign exchange effect	1,349		2,588
IFRS revenue year-over-year change %	26%		26%
Revenue excluding foreign exchange effect year-over-year change %	34%		36%

IFRS Premium revenue	1,150	904	2,187	1,732
Foreign exchange effect on 2018 Premium revenue using 2017 rates	67		154

Premium revenue excluding foreign exchange effect	1,217		2,341
IFRS Premium revenue year-over-year change %	27%		26%
Premium revenue excluding foreign exchange effect year-over-year change %	35%		35%
IFRS Ad-Supported revenue	123	103	225	177
Foreign exchange effect on 2018 Ad-Supported revenue using 2017 rates	9		22

Ad-Supported revenue excluding foreign exchange effect	132		247
IFRS Ad-Supported revenue year-over-year change %	20%		27%
Ad-Supported revenue excluding foreign exchange effect year-over-year change %	28%		40%

EBITDA

(Unaudited)

(in € millions)

	Three months ended			Six months ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Net loss attributable to owners of the parent	(394)	(169)	(188)	(563)	(361)
Finance (income)/costs - net	302	139	108	441	141
Income tax expense/(benefit)	2	(11)	1	(9)	2
Depreciation and amortization	6	11	12	17	26

EBITDA	(84)	(30)	(67)	(114)	(192)

Free Cash Flow

(Unaudited)

(in € millions)

	Three months ended			Six months ended
	June 30, 2018	March 31, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Net cash flows from operating activities	30	84	72	114	165
Capital expenditures	(5)	(6)	(5)	(11)	(6)
Change in restricted cash	(7)	(4)	(8)	(11)	(36)

Free Cash Flow	18	74	59	92	123